UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

	BY:	People’s United Bank, N.A.

Date: June 24, 2016	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Chief Accounting Officer

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 are not applicable.

Report of Independent Registered Public Accounting Firm

The People’s United Bank, N.A. Compensation, Nominating and Governance Committee of the Board of Directors and Participants of the People’s United Bank, N.A. 401(k) Employee Savings Plan:

Report on the Financial Statements

We have audited the accompanying financial statements of the People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”), which comprise the statements of net assets available for plan benefits as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for plan benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McSoley McCoy & Company

South Burlington, Vermont

June 24, 2016

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

(In thousands)

	2015	2014
Assets:
Investments (note 3):
Mutual fund shares	$502,479	$491,586
People’s United Financial, Inc. common stock	97,998	94,461

Total investments, at fair value	600,477	586,047
Putnam Stable Value Fund, at net asset value	111,870	113,196

Total investments	712,347	699,243

Receivables:
Notes receivable from participants (note 4)	15,070	15,092
Employer contributions (note 5)	9,071	9,032
Participant contributions (note 5)	97	846

Total receivables	24,238	24,970

Total assets available for plan benefits	736,585	724,213

Liabilities:
Accrued plan expenses	72	36

Total liabilities	72	36

Net assets available for plan benefits	$736,513	$724,177

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2015 and 2014

(In thousands)

	2015	2014
Additions to net assets attributed to:
Net (depreciation) appreciation in fair value of investments (note 3)	$(19,869)	$5,336
Interest and dividends	35,291	31,993

Net investment income	15,422	37,329

Contributions:
Participant	28,864	26,459
Employer	20,110	19,282

Total contributions	48,974	45,741

Interest, notes receivable from participants (note 4)	822	598

Plan transfers in (note 1)	—	15,645

Total additions, net	65,218	99,313

Deductions from net assets attributed to:
Distributions to participants	52,882	57,087

Total deductions	52,882	57,087

Net increase in net assets available for plan benefits	12,336	42,226
Net assets available for plan benefits, beginning of year	724,177	681,951

Net assets available for plan benefits, end of year	$736,513	$724,177

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description

The People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) formerly known as The People’s United Bank 401(k) Employee Savings Plan is a defined contribution plan sponsored by People’s United Bank, N.A. (“People’s”, the “Bank”, or the “Plan Sponsor”). Effective February 23, 2015, the Plan changed its name. Under the terms of a trust agreement, beginning in January 2015, Fidelity Management Trust Company (as “Trustee”) and Fidelity Investments (as “Recordkeeper”) (collectively “Fidelity”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. Prior to January 2015, Mercer Trust Company and Mercer HR Services served as the trustee and recordkeeper, respectively. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Compensation, Nominating and Governance Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, People’s United Financial, Inc. common stock, or any of a series of mutual funds investment options offered by the Plan. All of the Plan’s investments are participant-directed investments.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant (or their beneficiary, subject to certain Plan provisions) may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Effective July 1, 2014, the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Danversbank was merged with and into the Plan and assets totaling approximately $15.6 million were transferred into the Plan. The Plan was amended to credit certain employees vesting for prior service rendered to previous entities, as defined.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force) (“ASU 2015-12”). This guidance attempts to reduce complexity in employee benefit plan accounting by specifically addressing the following items: (i) allowing the measurement, presentation and disclosure of fully benefit-responsive investment contracts (“FBRICs”) solely at contract value; (ii) eliminating various requirements for plan investment disclosures, such as net appreciation/depreciation by general investment by type and individual investments that represent 5% or more of net assets; and (iii) providing a practical expedient that permits a plan to measure investments as of a month-end date closest to the plan’s fiscal year-end. Part I also clarifies that indirect investments in FBRICs through investment companies, such as stable value common collective trust funds, are not included in the scope of the FBRICs guidance because these types of investments typically qualify for fair value measurement using the NAV practical expedient. Parts I and II are to be applied on a retrospective basis and Part III is to be applied on a prospective basis for fiscal years beginning after December 15, 2015 (January 1, 2016 for the Plan). Early adoption is permitted.

The Plan elected to early adopt the provisions of ASU 2015-07 and Parts I and II of ASU 2015-12 for the 2015 plan year. Part III of ASU 2015-12 is not applicable to the Plan. The adoption of these amendments did not have a significant impact on the Plan’s Financial Statements. Previously reported financial information pertaining to 2014 has been restated to present that information on a comparable basis.

(c)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

The Plan invests indirectly in a FBRIC through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a collective trust fund consisting of investments in investment contracts issued by insurance companies and other financial institutions as well as synthetic investment contracts, and is stated at NAV, as defined in Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”)
(see note 3).

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value Measurement of Investments

Investments, except for the Stable Value Fund which is not subject to the fair value hierarchy, are reported at fair value in the accompanying statements of net assets available for plan benefits. ASC 820 establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the NAV per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Collective Trust – Valued based on reported NAV, as provided by the Plan administrator of the fund. The NAV is used as a practical expedient to estimate fair value. If available, quoted market prices (NAV) are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Except for those changes made in connection with the early adoption of ASU 2015-07, there were no changes in the Plan’s valuation methodologies during 2015 or 2014.

(e)	Notes Receivable from Participants

Participant loans are accounted for in accordance with ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that such loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

(f)	Payments of Distributions

Distributions to participants are recorded when paid.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(g)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

(h)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During 2015 and 2014, $229,025 and $400,409 in forfeitures were used to reduce People’s matching contributions, respectively. There was $85,652 in forfeitures available to reduce future employer matching contributions at December 31, 2015 (none at December 31, 2014).

(3)	Investments

The Plan, through its participation in the Stable Value Fund, has indirectly invested in a FBRIC. The Stable Value Fund, a collective trust, is a commingled pool that invests in: (i) investment contracts issued by insurance companies and other financial institutions; (ii) fixed income securities; and (iii) money market funds.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy:

	Fair Value Measurement Using
As of December 31, 2015 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$502,479	$—	$—	$502,479
People’s United Financial, Inc. common stock	97,998	—	—	97,998

Total investments, at fair value	600,477	—	—	600,477
Putnam Stable Value Fund *	—	—	—	111,870

Total investments	$600,477	$—	$—	$712,347

	Fair Value Measurement Using
As of December 31, 2014 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$491,586	$—	$—	$491,586
People’s United Financial, Inc. common stock	94,461	—	—	94,461

Total investments, at fair value	586,047	—	—	586,047
Putnam Stable Value Fund *	—	—	—	113,196

Total investments	$586,047	$—	$—	$699,243

* The fair values of the Putnam Stable Value Fund reflected in the tables above have been determined using the NAV per share (or its equivalent) practical expedient and, as such, have not been categorized within the fair value hierarchy. The fair values presented in the tables are intended to permit reconciliation of the fair value hierarchy table to amounts presented in the Statements of Net Assets Available for Plan Benefits.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(4)	Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time. The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 10.77% at December 31, 2015 and 2014.

(5)	Employer and Participant Contributions

Effective January 1, 2009, participating employees could contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $18,000 in 2015 and $17,500 in 2014.

Participants who are age 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2015 and 2014, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $6,000 and $5,500, respectively. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings.

All eligible employees hired on or after January 1, 2015 are automatically enrolled in the Plan with a 1% deferral percentage, unless the employee elects a different percentage, including 0%.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank, N.A. Employees’ Retirement Plan (the “ERP”), which was closed to new participants effective August 14, 2006. In July 2011, People’s amended the ERP to “freeze”, effective December 31, 2011, the accrual of pension benefits for participants in that plan.

In conjunction with the ERP amendment, People’s amended the Plan to provide for contributions to the Plan on behalf of all ERP participants, effective January 1, 2012, in an annual amount equal to 3% of the employee’s eligible pre-tax earnings (as defined). At December 31, 2015 and 2014, the Plan recorded additional employer contributions receivable totaling $9,018,022 and $8,640,479, respectively, representing amounts due from People’s as a result of these Plan amendments.

People’s matching contributions are made at the same time as participant contributions, while contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for plan benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated September 20, 2013, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The Plan is no longer subject to income tax examinations for years prior to 2012.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

As of December 31 (in thousands)	2015	2014
Net assets available for plan benefits per financial statements	$736,513	$724,177
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by collective trust	—	2,139

Net assets available for plan benefits per Form 5500	$736,513	$726,316

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

Year ended December 31 (in thousands)	2015
Total net investment income per financial statements, including interest from notes receivable from participants	$16,244
Less: Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(2,139)

Total net investment income per Form 5500	$14,105

As discussed in Note 2, the Plan adopted ASU 2015-12 for the 2015 plan year. As a result, the Plan’s Stable Value Fund is measured at fair value using the NAV per share (or its equivalent) practical expedient for both the financial statements and the Form 5500 as of December 31, 2015.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2015

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Mutual funds:
	Allianz NFJ Dividend Value Fund	1,298,793.610 shares	$19,962
	American Funds Europacific Growth Fund	752,241.559 shares	34,092
	Artisan Mid Cap Fund	837,953.008 shares	35,714
	Artisan Mid Cap Value Fund	1,205,165.408 shares	22,561
	Columbia Small Cap Value Fund II Class Y	351,027.617 shares	5,462
	Janus Venture Fund Class I	431,455.230 shares	26,884
	PIMCO Low Duration Fund	270,147.156 shares	2,664
	PIMCO Total Return Fund	3,508,922.883 shares	35,335
	Sentinel Common Stock Fund Class I	251,501.965 shares	9,788
	T. Rowe Price Growth Stock Fund	1,326,854.336 shares	71,199
	T. Rowe Price Retirement 2005 Fund	264,852.228 shares	3,292
	T. Rowe Price Retirement 2010 Fund	300,363.894 shares	5,070
	T. Rowe Price Retirement 2015 Fund	901,059.694 shares	12,326
	T. Rowe Price Retirement 2020 Fund	1,274,335.596 shares	25,092
	T. Rowe Price Retirement 2025 Fund	1,809,093.462 shares	27,046
	T. Rowe Price Retirement 2030 Fund	1,050,772.404 shares	22,917
	T. Rowe Price Retirement 2035 Fund	873,750.011 shares	13,796
	T. Rowe Price Retirement 2040 Fund	372,550.810 shares	8,412
	T. Rowe Price Retirement 2045 Fund	510,532.674 shares	7,740
	T. Rowe Price Retirement 2050 Fund	470,221.798 shares	5,991
	T. Rowe Price Retirement 2055 Fund	243,580.108 shares	3,096
	T. Rowe Price Retirement 2060 Fund	2,716.076 shares	26
	Vanguard Institutional Index Fund	359,659.843 shares	67,120
	Vanguard Mid Cap Index Fund	517,098.988 shares	16,987
	Vanguard Small Cap Index Fund	174,700.766 shares	9,268
	Vanguard Total Bond Market Index Fund	573,079.677 shares	6,098
	Vanguard Total International Stock Index Fund	187,351.350 shares	4,541

	Total mutual funds		502,479
	Putnam Stable Value Fund	111,869,898.450 shares	111,870
*	People’s United Financial, Inc. common stock	6,067,952.128 shares	97,998
*	Notes receivable from participants	2,178 participant loans	15,070
		Interest rates ranging from 4.25% to 10.77%.
		Maturity dates of January 2016 to
		December 2030.

	Total investments and loans (held at end of year)		$727,417

	* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McSoley McCoy & Company